

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 18, 2007

Darin M. Myman, President
Bigstring Corporation
3 Harding Road, Suite E
Red Bank, NJ 07701

      Re: Bigstring Corporation
               Amendment No. 2 to Registration Statement on
               Form SB-2
               Filed August 30, 2007
               File No. 333-143793

Dear Mr. Myman:

      We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1. We note your response to the comment one of our letter dated August 23, 2007. We also note your response that you are only registering 12,871,114 shares underlying the convertible notes and warrants. However, it appears that the amount of shares being registered that are associated with your convertible note sale is approximately 14.9 million. Also, we do not agree that the public float should be measured on a fully diluted basis rather than on currently outstanding shares. Your response that the conversion price for the notes are fixed was considered, however, we note that the fixed price was at a discount to the market

when the notes were issued. As such, it continues to appear that this offering should be registered as a primary offering under Securities Act Rule 415. We reissue comment one.

2. We note your response to comment four. The comment sought revision in the document. We are not able to locate your response in the registration statement. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at 202-551-3386 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Paul T. Colella
        (732) 224-6599